SECU[…]SION

14042131

RECEIVED DEC 0 8 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/13 (MM/DD/YYY) AND ENDING 10/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

300 BRICKSTONE SQUARE
(No. and Street)

ANDOVER	MA	01810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID OLDAKER — 978-475-8525 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, DAVID OLDAKER ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHERN CAPITAL SECURITIES CORPORATION , as of OCTOBER 31 , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

JOSEPH P. SAVOIE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 4, 2020

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHERN CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2014

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Northern Capital Securities Corporation

We have audited the accompanying statements of Northern Capital Securities Corporation which comprise the statement of financial condition as of October 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Northern Capital Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Capital Securities Corporation as of October 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Northern Capital Securities Corporation's financial statements. The supplemental information is the responsibility of Northern Capital Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion of the supplementary

information, we evaluated whether the supplementary information, including the form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
November 18, 2014

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

October 31, 2014

ASSETS

Cash	$ 780,105
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organizations	137,631
Furniture and equipment, at cost, less accumulated depreciation of $141,859	4,986
Other Assets	12,555
	$ 1,035,277

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 106,942
Stockholder's equity:	
Common stock, authorized 1,000 shares, issued 12 shares	63,552
Additional paid-in capital	25,000
Retained earnings	885,042
Less 12.5 shares of common stock in treasury, at cost	(45,259)
Total stockholder's equity	928,335
	$ 1,035,277

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended October 31, 2014

Revenues:	
Commissions	$ 1,674,565
Other	2,782
	1,677,347
Expenses:	
Employee compensation and benefits	1,188,857
Communications and data processing	207,890
Interest	235
Occupancy	111,765
Other expenses	323,257
	1,832,004
Loss before income taxes	(154,657)
Income taxes	2,395
Net loss	$ (157,052)

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended October 31, 2014

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at November 1, 2013	$ 63,552	$ 25,000	$ (45,259)	$ 1,049,594	$ 1,092,887
Net loss	-	-	-	(157,052)	(157,052)
Shareholder distributions	-	-	-	(7,500)	(7,500)
Balance at October 31, 2014	$ 63,552	$ 25,000	$ (45,259)	$ 885,042	$ 928,335

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended October 31, 2014

Cash flows from operating activities:	
Net loss	$ (157,052)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,336
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealers and clearing organizations	(18,662)
Increase in other assets	(7,903)
(Decrease) increase in operating liabilities:	
Increase in accounts payable and accrued expenses	5,349
Net cash provided by operating activities	(162,932)
Cash flows from investing activities	
Purchase of furniture and equipment	(4,974)
Distributions to shareholder	(7,500)
	(12,474)
Cash flows from financing activities	
None	-
Decrease in cash	(175,406)
Cash at beginning of the year	955,511
Cash at end of the year	$ 780,105

Supplemental cash flow disclosures:	
Income tax payments	$ 2,395
Interest expense	$ 285

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2014

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $521 for the fiscal year ending October 31, 2014.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the fiscal year ending October 31, 2014 was $15,336.

Income Taxes

The Company operates as an S Corporation. As such, the Company's income or loss and credits are passed through to the sole stockholder, and reported on his individual income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $910,794 which was $810,794 in excess of its required net capital of $100,000. The Company's net capital ratio was .12 to 1.

NOTE 4 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending October 31, 2014 the Company contributed $0 for employees to the plan.

NOTE 5 -LONG TERM LEASES

The Company leases its operating facility under an operating lease expiring in March, 2017. Lease expense for fiscal year 2014 was $111,765.

NOTE 5 - LONG TERM LEASES (Continued)

Minimum future lease payments for non-cancelable operating leases are approximately:

2015	94,057
2016	95,993
2017	40,333
	$230,383

The Company is also responsible for operating costs and real estate taxes for the above operating lease.

NOTE 6 - OFF BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 7 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 7 – FAIR VALUE (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 18, 2014, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

OCTOBER 31, 2014

SCHEDULE I

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

OCTOBER 31, 2014

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$106,942	
NET CAPITAL:		
Common stock		$ 63,552
Additional paid-in capital		25,000
Retained earnings		885,042
Treasury stock		(45,259)
		$ 928,335
ADJUSTMENTS TO NET CAPITAL:		
Other assets		(12,555)
Furniture and equipment		(4,986)
Net Capital, as defined		$ 910,794
NET CAPITAL REQUIREMENT		$ 100,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 810,794
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.12 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 910,794
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 910,794

SCHEDULE II

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2014

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
Northern Capital Securities Corporation

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending October 31, 2014, which were agreed to by Northern Capital Securities Corporation and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Northern Capital Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Northern Capital Securities Corporation's management is responsible for Northern Capital Securities Corporation's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
November 18, 2014

NORTHERN CAPITAL SECURITIES CORPORATION

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED OCTOBER 31, 2014

Payment Date	To Whom Paid	Amount
5/13/2014	SIPC	$ 1,437.00
11/12/2014	SIPC	$ 1,309.00

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Northern Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which Northern Capital Securities Corporation identified the following provisions of 17 C.F.R. 15c3-3(k) (2) (ii) under which Northern Capital Securities Corporation claimed an exemption from 17 C.F.R. 240.15c3-3 provision (1) (the "exemption provisions") and (2) Northern Capital Securities Corporation stated that Northern Capital Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Northern Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northern Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry D. Liberfarb, PC

Norwood, Massachusetts
November 18, 2014

NORTHERN CAPITAL SECURITIES CORPORATION

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2014

Northern Capital Securities Corporation is exempt from the reserve and possession or control requirements under rule 15c3-3(k)(2)(ii) of the Securities and Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(ii) as it did not carry any customer funds or securities throughout the fiscal year ending October 31, 2014.